

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 4, 2010

Weibing Lu
Chief Executive Officer
Skystar Bio-Pharmaceutical Company
Room 10601
Jiezuo Plaza, No.4, Fenghui Road South,
Gaoxin District, Xian Province, P.R. China

> **Re: Skystar Bio-Pharmaceutical Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 31, 2010**
> **Form 10-Q for the Period Ended March 31, 2010**
> **File Number: 001-34394**

Dear Mr. Lu:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Gus Rodriguez
Accounting Branch Chief